February 17, 2012

VIA EDGAR

Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Attention: Larry Spirgel

Re:	Globecomm Systems Inc. (the “Company”)

Form 10-K for Fiscal Year Ended June 30, 2011

Filed September 13, 2011

Definitive Proxy Statement on Schedule 14A

Filed October 7, 2011

File No. 000-22839

Dear Mr. Spirgel:

In connection with the comment letter received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) by letter dated February 15, 2012, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 631-231-9800 ext. 1131 with any questions or comments.

Sincerely,

/s/ Andrew C. Melfi

Name:	Andrew C. Melfi
Title:	Senior Vice President, Chief Financial Officer and Treasurer